 [DGS Letterhead]

May 30, 2007

Via EDGAR and Federal Express

Mr. H. Christopher Owings

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Pure Cycle Corporation
Registration Statement on Form S-3
Filed April 24, 2007
File No. 333-142335
Form 10-K for Fiscal Year Ended August 31, 2006
File November 21, 2006, amended April 16, 2007
File No. 0-08814

Dear Mr. Owings:

Set forth below are the responses of Pure Cycle Corporation (the “Company”) to the comments of the Staff of the Division of Corporate Finance, which were delivered in your letter dated May 21, 2007, regarding the Company’s Form S-3 filed on April 24, 2007 and the Company’s Form 10-K for the fiscal year ended August 31, 2006 filed November 21, 2006, amended on April 16, 2007.  In connection herewith, the Company has filed, by EDGAR, Amendment No. 1 to the Registration Statement on Form S-3.  To expedite your review, we have enclosed three copies of the amendment to the Registration Statement marked to reflect the changes made.  With respect to your comments to the Company’s Form 10-K for the fiscal year ended August 31, 2006, we have included proposed revisions to the 10-K in this letter.  If such proposed revisions satisfactorily address your comments, the Company will file an amendment to its Form 10-K incorporating the proposed revisions.  We have also enclosed three copies of item 9A of the Form 10-K marked to show the proposed changes for your convenience.

For your convenience, the Staff’s comments are indicated in bold below, followed by responses on behalf of the Company.

Form S-3:

Selling Stockholders, page 11

1.                          Please expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling security holders.

If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

The disclosure has been amended to include information regarding the natural persons or, where applicable, the public company controlling voting and investment power with respect to the shares being registered on behalf of the selling stockholders in accordance with Interpretation 4S of Regulation S-K portion of the March 1999 CF telephone interpretation manual.  To prevent the table from becoming unduly complex, this information has been included in footnotes.

Where You Can Find More Information, Page 15

2.                          Please specifically incorporate by reference all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year. We note you have not specifically incorporated by reference the Forms 8-K filed on September 1, 2006 and December 18, 2006. See Item 12(a)(2) of Form S-3.

The disclosure has been amended to include the additional Exchange Act reports to be incorporated by reference into the Registration Statement — namely, five Forms 8-K.

Exhibit 5.1

3.                          The legal opinion provided to you by counsel expresses its opinion only as to “the General Corporation Law of the State of Delaware.” Please have counsel confirm to us or revise the legality opinion to state that the opinion’s reference and limitation to the Delaware General Corporation Law includes the statutory provision and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

We hereby confirm that the reference to “the General Corporation Law of the State of Delaware” in our legal opinion, which is included as an exhibit to the Registration Statement, includes the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting those laws currently in effect.

Amended Form 10-K for the fiscal year ended August 31, 2006

Item 9A. Controls and Procedures, page 66

Management’s Report on Internal Control Over Financial Reporting, page 66

4.                          We note that management assessed the effectiveness of the Company’s internal control over financial reporting as of August 31, 2006 and that management concluded that the company has inadequate controls over the process for the identification and implementation of the proper accounting for certain transactions which resulted in material audit adjustments. You indicate that as a result of this deficiency, there were misstatement in the company’s financial statement that were not corrected prior to the original issuance of the fiscal 2006 financial statements, which required a restatement of the fiscal 2006 financial statements. Please revise your Form 10-K to describe more specifically the material weakness and its impact on financial reporting and your controls and procedures. See Item 308 (a)(3) of Regulation S-K.

The disclosure in Item 9A(b) is proposed to be revised in an amendment to the Company’s Form 10-K to more specifically describe the material weakness and its impact on financial reporting and controls and procedures, as set forth below:

(b)           Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•                  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•                  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•                  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of August 31, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based upon its assessment, management concluded that, as of August 31, 2006, the Company has inadequate controls over the process for the identification and implementation of the proper accounting for certain transactions which resulted in material errors not corrected prior to the issuance of the original Form 10-K. The correction of these errors resulted in the Company amending its original Form 10-K to restate its balance sheet and statement of stockholders’ equity to (the correction of the following errors are described in greater detail in the Explanatory Note on page 3 as well as NOTE 1 – ORGANIZATION AND RESTATEMENT in the accompanying financial statements):

1.             Remove the liability Contingent obligations payable upon default by HP A&M and the contra-equity account Receivable from HP A&M in event of default. As described in the Explanatory Note, certain of the real properties the Company acquired pursuant to the Arkansas River Agreement are subject to promissory notes which are secured by deeds of trust on the properties. Based on consultations the Company had with the Staff of the Commission, it was determined that due to the likelihood of HP A&M defaulting on the promissory notes being remote and therefore the likelihood of the Company losing the properties and water rights subject to the promissory notes being remote, this did not require recognition of a liability pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 5 Accounting for Contingencies.

2.             Restate the liability Tap Participation Fees payable to HP A&M and adjust the values assigned to the assets acquired from HP A&M accordingly. As a result of the consultations the Company had with the Staff of the Commission, it was determined that the Company should not have accounted for the Tap Participation Fees as contingent consideration pursuant to SFAS No. 141 Business Combinations, nor should the Company have valued the liability using a residual value method as described in the Explanatory Note. Instead, the Company should have valued the Tap Participation Fees using a discounted cash flow method and then allocated the total value of the consideration paid to the acquired assets. As a result of this, the Company completed a discounted cash flow model and reduced the value of the Tap Participation Fees payable to HP A&M and the assets acquired from HP A&M accordingly.

A material weakness represents a significant deficiency (as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Because the Company’s controls over the process for the identification and implementation of the proper accounting for certain transactions resulted in the aforementioned errors, management concluded that the Company did not maintain effective internal control over financial reporting as of August 31, 2006, which constitutes a material weakness. As a result of the material weakness, the Company restated its originally filed Form 10-K.

Anton Collins Mitchell LLP, the Company’s independent registered public accounting firm, who has audited the Company’s financial statements included herein, has issued an attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting at August 31, 2006 which report is included herein.

Changes in Internal Controls, page 67

5.                          We note that you state there have been no significant changes in your internal controls. Please revise to clarify whether there has been any change in your internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

The Company’s disclosure in Item 9A(c) is proposed to be revised in an amendment to Form 10-K to clarify that there were no changes in the Company’s internal control over financial reporting during the last fiscal quarter of 2006 that materially affected, or were reasonably likely to affect, its internal control over financial reporting.  The proposed revised disclosure is set forth below

(c)           Changes in Internal Controls.

There were no changes in the Company’s internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

We respectfully request that the Staff indicate as soon as possible whether the proposed revisions to the Company’s Form 10-K are acceptable, in which case it will file an amendment to its Form 10-K, and whether there will be any further comments.  Any comments or questions regarding this letter  should be directed to the undersigned at 303-892-7314.

Very truly yours,

/s/ Wanda J. Abel

Wanda J. Abel
for
Davis Graham & Stubbs llp
Enclosure

cc:	Mark W. Harding, Pure Cycle Corporation
Gregory Anton, Anton Collins Mitchell LLP
Ted Harms, KPMG, LLP